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TED STATES
EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED APR - 2 2002 WASH, D.C. 365 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48464

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ZPG Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
360 East 88th Street, 2D
(No. and Street)

New York	New York	10128
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Leonard Schwalb **(212) 426-1700**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Vf 4-4-08

 Persons who are to respond to the collection of information contained

OATH OR AFFIRMATION

I, Leonard Schwalb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ZPG Securities LLC, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHUI S. WONG
Notary Public, State Of New York
No. 01WO6070106
Qualified In Queens County
Commission Expires Feb. 19, 2006

Leonard Schwalb
Signature

Chief Financial Officer
Title

Shui S. Wong
Notary Public

Subscribed and sworn to before me this 27th day of March 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ☐ (q) Supplementary Report of Independent Auditors on Internal Control required by SEC Rule 17a-5.
- ☐ (r) Statement Regarding Rule 15c3-3

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

ZPG Securities, LLC
(a Limited Liability Company)

December 31, 2001

with Report of Independent Auditors

ZPG Securities, LLC
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Members of
ZPG Securities, LLC

We have audited the accompanying statement of financial condition of ZPG Securities, LLC (the "Company") as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of ZPG Securities, LLC at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

March 6, 2002

ZPG Securities, LLC
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2001

Assets		
Cash and cash equivalents	$	4,021,811
Receivable from brokers		4,690,559
Investments owned:		
Marketable, at market value (cost $ 3,726,512)		3,176,604
Not readily marketable, at fair value (cost $ 381,730)		446,491
Derivative contracts, at fair value		842,990
Investment in investment companies		16,527,969
Other assets		271,852
Total assets	$	29,978,276
Liabilities and members' equity		
Securities sold, not yet purchased, at market value (proceeds $ 1,934,878)	$	2,194,163
Derivative contracts, at fair value		102,244
Other liabilities		187,076
		2,483,483
Members' equity		27,494,793
Total liabilities and members' equity	$	29,978,276

See accompanying notes.

ZPG Securities, LLC
(a Limited Liability Company)

Notes to Statement of Financial Condition

December 31, 2001

1. General Information and Significant Accounting Policies

Organization and Basis of Presentation

ZPG Securities, LLC (the "Company") is registered as a broker and dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is a majority owned subsidiary of Acorn Partners, a limited partnership (the "Parent").

Investment transactions are recorded in the statement of financial condition on a trade date basis.

Cash and Cash Equivalents

The Company treats all highly liquid financial instruments that mature within three months or less as cash equivalents.

Valuation of Investments

Investments owned, securities sold, not yet purchased, and derivative contracts are stated at market or fair value. Market value is generally based on quoted prices or broker or dealer quotations. In the absence of readily discernible market values, the Company carries its investments at their fair values. However, because of the inherent uncertainty of valuation, the estimated fair values may differ from the values that would have been used had a ready market for the investments existed, and the differences could be material.

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Income Taxes

The statement of financial condition does not include a provision for income taxes on members' income because the Company will be treated as a partnership for income tax purposes and such taxes are the liabilities of the Company's members.

1. General Information and Significant Accounting Policies (continued)

Derivative Contracts

Derivative contracts include options, warrants, foreign currency forwards contracts and swaps, and are recorded at market or fair value. In the normal course of business, the Company enters into derivative contracts for trading purposes. Typically, derivative contracts serve as components of the Company's investment strategies and are utilized primarily to structure investments to economically match the investment objectives of the Company.

Market values are determined by using quoted market prices when available; otherwise, fair values are based on dealer quotations.

Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," approximates the carrying amounts presented in the statement of financial condition.

Investment in Investment Companies

At December 31, 2001, the Company has investments in investment companies and receivables from investment companies totaling $16,527,969 and $132,845, respectively. These investments are valued based upon their audited financial statements at December 31, 2001. Such financial statements generally value securities and other financial instruments on a mark-to-market basis of accounting. Receivable from investment companies are included in other assets.

Use of Estimates

The preparation of statement of financial condition in accordance with accounting principles generally accepted in the United States involves the use of management estimates. Management believes that these estimates utilized in preparing its statement of financial condition are reasonable and prudent; however, actual results could differ from those estimates.

2. Investments Owned and Securities Sold, Not Yet Purchased

Investments owned and securities sold, not yet purchased, at market or fair value at December 31, 2001 are:

	Investments Owned	Securities Sold, Not Yet Purchased
Common and preferred stock	$ 2,974,621	$ 2,194,163
Corporate debt	201,983	–
Total marketable	3,176,604	2,194,163
Not readily marketable	446,491	–
	$ 3,623,095	$ 2,194,163

Securities sold, not yet purchased represent obligations of the Company to deliver specified securities. The Company is obligated to acquire the securities sold, not yet purchased at prevailing market prices in the future to satisfy these obligations. Not readily marketable securities are mostly corporate debt securities. All investments owned are pledged to the clearing brokers on terms which permit those parties to sell or pledge the securities to others subject to certain limitations.

3. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of its business, the Company trades various financial instruments and enters into various investment activities with off-balance sheet risk. These financial instruments include securities sold, not yet purchased, foreign currency forward contracts, options written and equity swap agreements. Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific terms at future dates. Each of these financial instruments contains varying degrees of off-balance risk, whereby changes in the market value of the underlying financial instruments may be in excess of the amounts recognized in the statement of financial condition.

3. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

The Company is engaged in writing option contracts. The premium received by the Company upon writing an option contract is recorded as a liability on the statement of financial condition. In writing an option, the Company bears the market risk of an unfavorable change in the financial instrument underlying the written option. Exercise of an option written by the Company could result in the Company selling or buying a financial instrument at a price different from the current market value.

The following table reflects the fair value of the Company's outstanding derivative financial instruments at December 31, 2001.

	Fair Value at December 31, 2001	
	Assets	**Liabilities**
Option contracts	$ 804,962	$ 102,244
Warrants	36,228	–
Other	1,800	–
	$ 842,990	$ 102,244

All option contracts are exchange traded. The settlement of these transactions is not expected to have a material effect upon the Company's statement of financial condition.

4. Receivable from Brokers

All security transactions of the Company are cleared by major securities firms, which are primarily based in the New York Metropolitan area. At December 31, 2001, the majority of receivable from brokers, investments owned and securities sold, not yet purchased are positions with and amounts due from these brokers.

ZPG Securities, LLC
(a Limited Liability Company)

Notes to Statement of Financial Condition (continued)

5. Investment in Investment Company

During the year, the Company invested assets less liabilities in an investment company. All these assets and liabilities were invested at carrying value or fair value as appropriate and are listed in the table below:

Securities owned	$	17,995,061
Securities sold, not yet purchased		(18,436,562)
Due from broker		11,138,688
Interest and dividend receivable		109,323
Dividend payable		(25,252)
Accrued performance fees and other liabilities		(479,677)
Net assets invested	$	10,301,581

6. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. The Company computes its net capital under the aggregate indebtedness method, which requires that the Company maintain minimum net capital, equal to the greater of $100,000 or six and two-thirds percent of aggregate indebtedness, as defined. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2001, the Company had excess net capital of $8,860,622 after giving effect to a net capital requirement of $100,000.

7. Subsequent Events

Effective January 1, 2002, certain members made equity withdrawals totaling $12,616,709. The company transferred cash and investment in investment companies to these members totaling $5,500,000 and $7,116,709, respectively. The investment in investment companies was transferred at fair value.